November 7, 2013

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Navigator Holdings Ltd.

Amendment No. 2 to

Registration Statement on Form F-1

Filed November 4, 2013

File No. 333-191784

Ladies and Gentlemen:

Set forth below are the responses of Navigator Holdings Ltd. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2013, with respect to Amendment No. 2 to Registration Statement on Form F-1, File No. 333-191784, filed with the Commission on November 4, 2013 (as amended, the “Registration Statement”). We filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR on November 6, 2013.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2013, and for the years ended December 31, 2012 and 2011, pages F-6 and F-16

1.	We note that you have reflected payments for drydocking costs as a cash flow from investing activities in your consolidated statement of cash flows for the nine months ended September 30, 2013 and for the years ended December 31, 2012 and 2011. Please note that it is generally staff position that since such costs are incurred in connection with the operation of your vessels, they should be reflected as cash flows from operating activities in your consolidated statement of cash flows. Furthermore, we do not believe that the method used to recognize such costs (i.e., direct expense versus deferral) should impact how such costs are reflected in your consolidated statements of cash flows. Accordingly, please revise to reflect the cash flows associated with drydocking your vessels as cash flows from operating activities.

RESPONSE: The Company has revised its consolidated statements of cash flows for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011 to reflect payments for drydocking costs as a cash flow from operating activities, rather than a cash flow from investing activities. Please see pages 54, 55, F-6 and F-16.

Securities and Exchange Commission

November 7, 2013

Note 6. Share-Based Compensation, page F-8

2.	Please revise Note 6 to explain how you calculated or determined the aggregate intrinsic value of your outstanding restricted shares at September 30, 2013. Note 11 to your audited financial statements should be similarly revised to explain how the aggregate intrinsic value at December 31, 2012 was determined.

RESPONSE: The Registration Statement has been revised as requested. The Company calculates the aggregate intrinsic value using the non-vested restricted shares multiplied by the estimated fair value per share at each reporting period for disclosure purposes only. To determine the estimated fair value per share, the Company’s methodology utilizes a weighted average combination of an income approach, a market approach and a cost approach. The methodology is also used by the Company when determining the estimated fair values of the restricted shares at the grant date. Please see pages F-9 and F-26.

Exhibits 10.7 and 10.8

3.	It does not appear that all of the conformed signatures have been provided. Please refile these exhibits or advise.

RESPONSE: The Company has revised Exhibit 10.7 to reflect the conformed signature of the bond trustee. Please see Exhibit 10.7 to Amendment No. 3. The conformed signatures contained in Exhibit 10.8 to the Registration Statement accurately reflect the signatories thereto. No additional signatures were contained in the original Joint Venture Agreement, dated August 4, 2010.

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Securities and Exchange Commission

November 7, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or Will Jordan of Vinson & Elkins L.L.P. at (713) 758-3550.

Very truly yours,

NAVIGATOR HOLDINGS LTD.

By:	/s/ Niall Nolan
Name:	Niall Nolan
Title:	Chief Financial Officer

Enclosures

cc:	Mike Rosenwasser (Vinson & Elkins L.L.P.)

E. Ramey Layne (Vinson & Elkins L.L.P.)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)